Exhibit (c)(6) July 12, 2024 Project Augusta Discussion Materials for the Conflicts Committee Strictly Confidential. Not for Distribution.

Implied Premiums and Valuation Metrics Conflicts Conflicts MRMC Committee Committee counter counter counter Initial proposal proposal proposal Offer th 1 th 1 nd 1 (July 5 ) (July 10 ) (July 2 ) Dollars in millions, except per unit values Price Illustrative Common Unit Price $3.05 $3.20 $3.25 $3.35 $3.50 $3.65 $3.80 $3.95 $4.10 $4.25 $4.35 $4.40 $4.55 $4.70 $4.75 Ref. Unit Price Implied Premium to Unaffected Unit Price [2] $3.00 1.7% 6.7% 8.3% 11.7% 16.7% 21.7% 26.7% 31.7% 36.7% 41.7% 45.0% 46.7% 51.7% 56.7% 58.3% Implied Premium to Current Unit Price [3] $3.73 -18.2% -14.2% -12.9% -10.2% -6.2% -2.1% 1.9% 5.9% 9.9% 13.9% 16.6% 18.0% 22.0% 26.0% 27.3% Implied Unaffected 15 Day VWAP [2][4] $2.95 3.3% 8.4% 10.1% 13.5% 18.5% 23.6% 28.7% 33.8% 38.9% 43.9% 47.3% 49.0% 54.1% 59.2% 60.9% Implied Unaffected 30 Day VWAP [2][4] $2.85 7.2% 12.5% 14.2% 17.7% 23.0% 28.3% 33.6% 38.8% 44.1% 49.4% 52.9% 54.6% 59.9% 65.2% 66.9% 52 Week High [3][4] $3.82 -20.2% -16.2% -14.9% -12.3% -8.4% -4.5% -0.5% 3.4% 7.3% 11.3% 13.9% 15.2% 19.1% 23.0% 24.3% 52 Week Low [3][4] $1.98 54.0% 61.6% 64.1% 69.2% 76.8% 84.3% 91.9% 99.5% 107.1% 114.6% 119.7% 122.2% 129.8% 137.4% 139.9% Implied Market Value of Equity $121.4 $127.4 $129.3 $133.3 $139.3 $145.3 $151.2 $157.2 $163.2 $169.1 $173.1 $175.1 $181.1 $187.0 $189.0 Debt as of 5/31/24 [5] $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 $458.8 Cash as of 5/31/24 [5] ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) ($0.2) Implied Enterprise Value $580.0 $586.0 $587.9 $591.9 $597.9 $603.9 $609.8 $615.8 $621.8 $627.7 $631.7 $633.7 $639.7 $645.6 $647.6 Selected Implied Valuation Metrics I 5/31/24 Cash and Debt Balances 4.9x 5.0x 5.0x 5.0x 5.1x 5.1x 5.2x 5.2x 5.3x 5.3x 5.4x 5.4x 5.4x 5.5x 5.5x Implied EV/LTM EBITDA [6] Implied EV/2024E EBITDA 5.0x 5.1x 5.1x 5.1x 5.2x 5.2x 5.3x 5.3x 5.4x 5.4x 5.5x 5.5x 5.5x 5.6x 5.6x Implied EV/2025E EBITDA 4.8x 4.9x 4.9x 4.9x 5.0x 5.0x 5.1x 5.1x 5.2x 5.2x 5.3x 5.3x 5.3x 5.4x 5.4x 4.7x 4.9x 5.0x 5.1x 5.3x 5.6x 5.8x 6.0x 6.3x 6.5x 6.6x 6.7x 7.0x 7.2x 7.3x Implied P/2024E DCF Implied P/2025E DCF 3.4x 3.6x 3.6x 3.7x 3.9x 4.1x 4.2x 4.4x 4.6x 4.7x 4.8x 4.9x 5.1x 5.2x 5.3x Selected Implied Valuation Metrics I 3/31/24 Cash and Debt Balances Implied EV/LTM EBITDA [6] 4.9x 4.9x 4.9x 5.0x 5.0x 5.1x 5.1x 5.2x 5.2x 5.3x 5.3x 5.3x 5.4x 5.4x 5.4x 5.0x 5.0x 5.0x 5.1x 5.1x 5.2x 5.2x 5.3x 5.3x 5.4x 5.4x 5.4x 5.5x 5.5x 5.5x Implied EV/2024E EBITDA 4.8x 4.8x 4.8x 4.9x 4.9x 5.0x 5.0x 5.1x 5.1x 5.2x 5.2x 5.2x 5.3x 5.3x 5.3x Implied EV/2025E EBITDA Implied P/2024E DCF 4.7x 4.9x 5.0x 5.1x 5.3x 5.6x 5.8x 6.0x 6.3x 6.5x 6.6x 6.7x 7.0x 7.2x 7.3x 3.4x 3.6x 3.6x 3.7x 3.9x 4.1x 4.2x 4.4x 4.6x 4.7x 4.8x 4.9x 5.1x 5.2x 5.3x Implied P/2025E DCF Note: denotes negotiation related metrics. Note: On May 24, 2024, the Company received a public proposal on behalf of Martin Resources Management Corporation ( MRMC ), the owner of Martin Midstream GP LLC (the General Partner ), for the acquisition of all of the outstanding common units of the Company not already owned by MRMC for $3.05 in cash per unit (the “Initial Offer”). 1. Refers to date counter proposal was communicated to opposing party. 2. As of 5/23/24. 3. As of 7/11/24. 4. Per Capital IQ. 5. Per Company management. 6. Refers to the Company's publicly reported Adjusted EBITDA as of 3/31/24. Source: Company management and Capital IQ. CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW 2

Unit Performance Since the Offer As of July 11, 2024, the unit price for the Company reflected a premium of 14.8% relative to the Current Proposal Price of $3.25 per unit. Closing Price and Daily Volume Since Initial Offer Closing Unit Price ($) Daily Volume (millions) Current Proposal Price [4]: $3.25 Current Unit Price [1]: $3.73 Initial Offer Price [2]: $3.05 Unaffected Price [3]: $3.00 1.6 $3.75 1.4 1.2 $3.50 1.0 $3.25 0.8 0.6 $3.00 0.4 $2.75 0.2 $2.50 0.0 5/24/24 5/27/24 5/30/24 6/2/24 6/5/24 6/8/24 6/11/24 6/14/24 6/17/24 6/20/24 6/23/24 6/26/24 6/29/24 7/2/24 7/5/24 7/8/24 7/11/24 Daily Trading Volume Company Current Unit Price [1] Initial Offer Price [2] Unaffected Price [3] Current Proposal Price [4] Trading Volume The Company’s average daily trading volume has increased ~91% since the announcement of the Initial Offer relative to trading volume observed in the 1-month prior period, but remains low. 1-Month Before Initial Offer Since Initial Offer Average Daily Volume: 0.06 million Average Daily Volume: 0.11 million 1 1 VWAP : $2.89 VWAP : $3.32 55.5% 48.0% 30.7% 29.6% 22.4% 13.8% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% 0.0% $2.60- $2.75- $2.90- $3.05- $3.20- $3.35- $3.50- $3.65- $2.60- $2.75- $2.90- $3.05- $3.20- $3.35- $3.50- $3.65- $2.75 $2.90 $3.05 $3.20 $3.35 $3.50 $3.65 $3.80 $2.75 $2.90 $3.05 $3.20 $3.35 $3.50 $3.65 $3.80 1. As of 7/11/24 close. 2. Per the Initial Offer. 3. Represents closing unit price on 5/23/24, the last full day of trading prior to the announcement of the Initial Offer. 4. Current MRMC proposed price as communicated on 7/5/24. Source: Capital IQ, Bloomberg and Company press releases. CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW 3

Selected Wall Street Analyst Perspectives As of July 11, 2024, the average unit price target for the Company from its two Wall Street analysts reflected a discount of 6.2% relative to the Company’s closing unit price of $3.73 per unit and a premium of 7.7% relative to the MRMC counter proposal of $3.25 per unit. (per unit prices in actuals) Offer Status Broker Date of Report Unit Price Target Risk/Recommendation Post-Offer Stifel 7/11/24 $4.00 Hold Post-Offer Sidoti & Company 6/27/24 $3.00 Moderate Pre-Offer Sidoti & Company 4/22/24 $4.00 [1] Moderate Pre-Offer Stifel 4/18/24 $3.00 Hold Historical Wall Street Analyst Recommendations Versus Trading Price 100% $7.00 $6.00 80% $5.00 60% $4.00 $3.00 40% $2.00 20% $1.00 0% $0.00 Jul-22 Oct-22 Jan-23 May-23 Aug-23 Nov-23 Feb-24 May-24 Trading Price Analyst Target Price Buy / Overweight % Hold / Neutral % Sell / Underweight % 1. The $4.00 unit price target is rounded based on a calculated unit price of $3.60 derived from 4.0x 2025 FCF per unit estimated of $0.90. Source: Capital IQ and Bloomberg as of 7/11/24. CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW 4

Selected Wall Street Analyst Commentary

(unit prices in actuals)

	Analyst	Date of Report & Recommendation	Comments
Subsequent to Offer	Stifel	7/11/24 (Hold / $4.00)	***"...we would think the Conflicts Committee would have a difficult time getting an opinion letter saying the current MRMC offer was fair since there is a credible bid on the table offering significantly more value in cash and is not subject to financing."*** ***"We continue to view MRMC as the most logical buyer, but believe it will take a higher price."***
	Sidoti & Company	6/27/24 (Risk: Moderate/ $3.00)	***"We suspect investors are jockeying for a boost to the initial offer of $3.05 per unit before the deal closes given the stock has closed above this price since the announcement."*** "Recently, MMLP incurred what we consider to be two minor environmental incidents. On May 15, multiple media sources reported that a barge owned by MMLP collided with the Pelican Island Bridge near Galveston, TX. Earlier this week, MMLP reported a crude oil pipeline spill of approximately 2,000 barrels near the Smackover refinery in Arkansas. ***While these issues are unfortunate, we do not see either, or both collectively, having a meaningful effect on MMLP."***
	Sidoti & Company	5/28/24 (Risk: Moderate/ $3.00)	"MMLP has historically traded at a discount to peers, given its capital structure, elevated leverage, and minimal growth; we believe the offer reflects that discount. ***In our view, the parent company is the natural acquirer and we do not foresee a competing offer from another company, considering the nature of MMLP's business and assets."*** "MMLP units are up 14% in the last month and 30% year-to-date. ***In our view, the strong performance likely reflects balance sheet improvement and potential for additional shareholder returns, as did our prior price target."***
	Stifel	5/24/24 (Hold / $3.00)	"Given MRMC is the logical buyer, we would not anticipate any other bidders to come into play and would not expect a material change to the buyout offer. That said, given MMLP's investment in the DSM Semichem JV and longer-term prospects associated with the JV, we believe this could drive incremental value for MMLP unitholders. Overall, given ***MMLP's core assets were not mainstream midstream assets, and it was a micro-cap company, we believe the assets fit best in private hands***."
Prior to Offer	Sidoti & Company	4/22/24 (Risk: Moderate/ $4.00)	"Our $4 price target is based on 4x our revised 2025 FCF per share estimate of $0.90 (from $0.92). ***MMLP shares trade at a discount to other small-cap energy companies. We contend the valuation gap fails to reflect the repositioning of the company."***
	Stifel	4/18/24 (Hold / $3.00)	"MMLP... not[ed] upside potential for additional customers to utilize the ELSA produced by the JV. [While] ***potential upside does exist due to the reshoring trend and chip production expansion in the US, we view it as a longer-term opportunity. At this time, we are maintaining our Hold rating and our $3.00 target price."*** "MMLP is trading at 4.8x EV/LP EBITDA. Our 5.0x target multiple applied against our LP EBITDA estimate results in a $3.00 target price."

Source: Wall Street Research.

5 | Houlihan Lokey

CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW

Disclaimer This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), have been developed by and are proprietary of Houlihan Lokey and are provided solely for the information of the Conflicts Committee (the “Committee”) of the Board of Directors (the “Board”) of Martin Midstream GP LLC (the “Company”), to whom such materials are directly addressed and delivered by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. The materials may not be relied upon by any other person or for any purpose other than as specifically contemplated by a written agreement with Houlihan Lokey. Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials, except as may be expressly contemplated by Houlihan Lokey’s engagement letter. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW

Disclaimer All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including, without limitation, estimates of potential cost savings and synergies) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Committee (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. CONFIDENTIAL – PRELIMINARY – SUBJECT TO FURTHER REVIEW

CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCIAL AND VALUATION ADVISORY HL.com